Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 7 DATED APRIL 13, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Ridgeline View Townhomes – Vancouver, Washington

There is a reasonable probability that we may acquire an approximately $4,000,000 to $5,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Ridgeline View Townhomes, a 50-unit, Class A townhome community (the “Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2022, the Property consists of 50 residential units, 100% of which are four-bedroom, three-bathroom townhome floor plans with in-unit washers and dryers and fenced-in yards. The Property is newly built and is currently completing its lease up with the anticipation of being fully leased at the time of closing of the acquisition. The business plan for the Property is to grow revenues and cash flow by reducing concessions associated with the initial lease up and taking advantage of operational efficiencies as RM Communities currently owns and operates two similar townhome properties within a 2.5-mile radius of the Property. There will also be an opportunity to install interior technology packages to increase revenue at the Property.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.